Free Writing Prospectus dated September 2, 2018 (to the prospectus dated October 26, 2017 and Preliminary Prospectus Supplement dated September 5, 2018)	Filed Pursuant to Rule 433 Registration Statement Nos. 333-221130 and 333-221130-01 September 5, 2018

EQUINOR ASA

FINAL TERM SHEET

U.S.$ 1,000,000,000 3.625% Fixed Rate Notes due 2028

Issuer:	Equinor ASA (“Equinor”)

Guarantor:	Equinor Energy AS (“Equinor Energy”)

Title:	3.625% Fixed Rate Notes due 2028 (the “Notes”)

Total initial principal amount:	$1,000,000,000

Settlement Date:	September 10, 2018 (T + 3)

Maturity Date:	September 10, 2028

Day Count:	30/360

Day Count Convention:	Following unadjusted

Coupon:	3.625%

Date interest starts accruing:	September 10, 2018

Interest Payment Dates:	March 10 and September 10 of each year, subject to the Day Count Convention, commencing March 10, 2019

Public Offering Price:	Per Note: 99.834%; Total: $998,340,000

Proceeds, after underwriting discount, but before expenses, to Equinor:	Per Note: 99.609%; Total: $996,090,000

Benchmark Treasury:	2.875% due August 2028

Benchmark Treasury Price and Yield:	99-26+, 2.895%

Spread to Benchmark Treasury:	75 bps

Re-offer yield:	3.645%

Optional Redemption:	Prior to June 10, 2028 (three months prior to maturity), Equinor has the right to redeem any and all series of the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the applicable series of Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the applicable series of Notes to be redeemed as if the Notes to be redeemed matured on June 10, 2028 (three months prior to maturity) (not including any portion of payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, plus accrued and unpaid interest to the date of redemption. On or after June 10, 2028 (three months prior to maturity), Equinor has the right to redeem any and all series of the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the applicable series of Notes to be redeemed, plus accrued and unpaid interest to the date of redemption. For purposes of determining the optional make-whole redemption price, the following definitions are applicable: “Treasury rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date. “Comparable treasury issue” means the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated maturity comparable to the remaining term of the applicable series of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. “Comparable treasury price” means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date. “Quotation agent” means one of the reference treasury dealers appointed by Equinor. “Reference treasury dealer” means Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, or their respective affiliates which are primary U.S. government securities dealers, and their respective successors, and two other primary U.S. government securities dealers selected by Equinor, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a “primary treasury dealer”), Equinor shall substitute therefor another primary treasury dealer. “Reference treasury dealer quotations” means with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

Denominations:	$1,000 and integral multiples of $1,000

Joint-Book Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

CUSIP Number:	29446M AB8

ISIN:	US29446MAB81

No Negative Pledge:	The Notes will not benefit from any negative pledge.

No Limitation on Sale and Leaseback Transactions:	The Notes will not benefit from any limitation on sale and leaseback transactions.

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The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement in respect to the Notes and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Goldman Sachs & Co. LLC at 1-866-471-2526, (ii) J.P. Morgan Securities LLC at 1-212-834-4533 or (iii) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.